Mail Stop 3561

 					March 8, 2006



Mr. J. Michael Schlotman
Senior Vice President and Chief Financial Officer
The Kroger Company
1014 Vine Street
Cincinnati, OH 45201

	Re:	Form 8-K Filed March 6, 2006
		File No. 1-303

Dear Mr. Schlotman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

Item 4.02(a)
1. In connection with your assessment of internal controls in 2004, you disclose that you identified a significant deficiency with regard to your deferred tax account balances. However, you also disclose in both Form 8-K and Form 10-K/A that the errors are a result of a material weakness in internal control over financial reporting previously reported in the fiscal year 2004 Form 10-K. As such, based on your current disclosure in Form 8-K, it is unclear whether such errors resulted from a significant deficiency or a material weakness as defined in PCAOB Auditing Standard No. 2. Please clarify.
2. Please tell us in greater detail the nature of the errors identified in your deferred tax accounts. In doing so, ensure you tell us the accounting literature you relied upon in calculating the necessary adjustments to such accounts.

      As appropriate, please respond to these comments within 5 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have any questions regarding these comments.

								Sincerely,


      Sarah Goldberg


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Mr. Schlotman
The Kroger Company
March 8, 2006
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